                            FORM 6-K

               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D. C. 20549



                Report of Foreign Private Issuer
              Pursuant to Rule 13a-16 or 15d-16 of
               the Securities Exchange Act of 1934

                For the month of September, 1999


                  KNIGHTSBRIDGE TANKERS LIMITED
         (Translation of registrant's name into English)

                           Cedar House
                         41 Cedar Avenue
                         Hamilton HM 12
                             Bermuda
            (Address of principal executive offices)

    Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

           Form 20-F     X       Form 40-F

    Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  Yes             No     X

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

         Set forth herein is a copy of the report to shareholders for the quarter ended September 30, 1999 containing certain unaudited financial information and a Management's Discussion and Analysis of Financial Condition and Results.

                  KNIGHTSBRIDGE TANKERS LIMITED


                                      Stockholm, October 25, 1999



TO THE SHAREHOLDERS OF KNIGHTSBRIDGE TANKERS LIMITED:

Enclosed is our third report for year 1999. The report contains selected unaudited financial information accompanied by a Management's Discussion and Analysis of Financial Condition and Results of Operations for the period ended September 30, 1999.

On February 27, 1997, the Company's ship owning subsidiaries purchased five very large crude carriers ("VLCC's") from their previous owners and delivered them to Shell International Petroleum Company Limited ("Shell International"), as charterer, under separate "hell and high water" bareboat charters. Under those charters, the Company's ship owning subsidiaries receive the greater of a Base Rate of hire in the amount of $ 22,069 per day per VLCC or a spot market related rate. After inclusion of a component for operating expenses of $ 10,500 per day, the spot market related rate must exceed $ 32,569 per day for the Company's subsidiaries to receive any additional charter hire over the Base Rate.

Based upon the determination by the London Tanker Brokers Panel the spot market related rate, after inclusion of the component for operating expenses, totaled $ 17,498 per day for the period July 1 through September 30, 1999. (The corresponding spot market related rate for the period July 1 through September 30, 1998, was determined to be $35,585.)

Accordingly, on October 15, 1998, Shell International paid to the Company's vessel owning subsidiaries charter hire at the base rate in the aggregate amount of $ 10,151,740 for the period July 1 through September 30, 1999. (For the period July 1 through September 30, 1998, Shell International paid charter hire at the base rate in the aggregate amount of $ 10,151,740 and additional hire in the aggregate amount of $ 1,387,360.)

On October 15, 1999, the Board of Directors of the Company declared a distribution to share-holders of record as of October 26, 1999, payable on or about November 10, 1999, in the amount of $ 0.45 per share for the period July 1 through September 30, 1999. (For the period July 1 through September 30, 1998, the distribution was $ 0.53 per share.)

The Company has agreed to provide information to shareholders that are United States income tax payers by February 15, 2000, so that they may make the appropriate tax reporting and elections with the United States tax authorities with respect to the Company's status as a "Passive Foreign Investment Company". Under present United States tax rules, the amount of income reported by a shareholder is based on the Company's income on an annual basis. Therefore, the Company will provide information enabling shareholders to determine the tax consequences of their investment in the Company, including the treatment of distributions received from the Company, for the entire year ending December 31, 1999.

We are pleased to answer any inquiries that shareholders may have. Our investor relations contact is: Karl Molander, the Company's Chief Financial Officer, Tel: Int + 46-8-613 30 30, fax: Int + 46-8-613 99 09. The Nasdaq National Market symbol for the Company's Common Shares is "VLCCF".


Very truly yours,



Ola Lorentzon
Vice Chairman and
Chief Executive Officer

Knightsbridge Tankers Limited          Knightsbridge Tankers Limited
Investor Relations                     Registered Office
P. O. Box 7007, S-103 86,              Cedar House, 41 Cedar Avenue
Stockholm, Sweden                      Hamilton HM 12, Bermuda
Telephone: Int + 46-8-613 30 30
Telefax: Int + 46-8-613 99 09

             MANAGEMENT'S DISCUSSION AND ANALYSIS OF
          FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Knightsbridge Tankers Limited (the "Company") was incorporated in Bermuda on September 18, 1996. In February, 1997, the Company offered and sold to the public 16,100,000 common shares at an initial offering price of $ 20 per share. Simultaneously, the Company sold 1,000,000 common shares at a price of $ 20 per share to ICB International Limited, an indirect wholly-owned subsidiary of ICB Shipping Aktiebolag (publ) ("ICB"), a Swedish publicly traded ship owning and operating company. The Company used the proceeds of these offerings, together with advances under a $
145.6 million credit facility from an international syndicate of lenders, primarily to fund the purchase by the Company's subsidiaries of five recently constructed very large crude carrier oil tankers ("VLCC's"). Upon their purchase from their previous owners, the VLCC's were delivered on February 27, 1997, to Shell International Petroleum Company Limited ("Shell International"), a company of the Royal Dutch/Shell Group of Companies, under separate "Hell and high water" bareboat charters. The term of these charters is a minimum of seven years, with an option for Shell International to extend the period for each VLCC for an additional seven-year term, to a maximum of 14 years per VLCC. Under the charters, Shell pays the greater of a Base Rate of hire of $ 22,069 per day or a spot market related rate, determined quarterly by the London Tankers Brokers Panel. After taking into account a component for operating costs of $ 10,500 per day, Shell International pays the higher rate if the award exceeds $ 32,569 per day. In addition, for the first three years of the charters, Shell International pays "Supplemental Hire" as described below.

RESULTS OF OPERATIONS - 9 MONTHS 1999

REVENUES

The Company's revenues consist of charter hire of $ 30.1 million for the period commencing January 1, 1999 and ending September
30, 1999. (The charter hire for the same period last year was 34.9.)

OPERATING EXPENSES

The Company's operating expenses consist of (i) fees due to the Company's manager, ICB Shipping (Bermuda) Ltd, an indirect wholly-owned subsidiary of ICB (the "Manager"), (ii) depreciation of the vessels and (iii) administration expenses consisting of payments of insurance premiums for directors and officers liability insurance. There can be no assurance, however, that the Company will not have other expenses or contingent liabilities for which reserves will be required.

INTEREST INCOME AND EXPENSE

Interest income of $ 83,459 was earned during the period. In addition the Company received interest income of $ 257,845 on the principal balance of the receivable note from Shell
International.

The Company's borrowings under its credit facility have been effectively converted to a fixed rate pursuant to a swap arrangement to which the Company is a party. Interest on the credit facility has effectively been fixed at 7.05 %, which resulted in interest expenses of $ 6,959,688 for the period.

LIQUIDITY AND CAPITAL RESOURCES

Total shareholders equity of the Company at September 30, 1999, was $ 278.5 million compared to $ 292.2 million at December 31, 1998. The decrease was due to net income for the period January 1 through September 30, 1999, in the amount of $ 9.4 million less distribution to shareholders for the fourth quarter of 1998 and for the first half 1999 in the aggregate amount of $ 23.1 million.

The Company's long-term debt as of September 30, 1999, consists of the principal amounts borrowed under its credit facility in the aggregate amount of $ 128.8 million. Of this amount, $ 3.4 million represents the "Amortizing Loan" which is payable in two equal quarterly installments ending on January 15, 2000. Supplemental Hire payable by Shell International is equal to amounts payable by the Company on account of the Amortizing Loan. The balance of the credit facility matures seven years and six months from February 27, 1997. Interest on this balance is payable quarterly in arrears.

CURRENCY EXCHANGE RATES

The international shipping industry's functional currency is the United States Dollar and virtually all of the Company's operating revenues and expenses are expected to be denominated in United States Dollar. Accordingly, the company's operating results, following expiration or termination of the charters with Shell International, are not expected to be significantly affected by movements in currency exchange rates.

             CONSOLIDATED BALANCE SHEETS (UNAUDITED)
                        (in U.S. Dollars)


ASSETS

CURRENT ASSETS                                SEP 30, 1999        DEC 31, 1998

Cash                                              32,710             315,223
Current installments of notes receivable       3,363,077           6,726,152
Charter hire receivable                       10,198,566          10,268,805
Prepaid expenses                                  49,000              14,000
                                             -----------         -----------
TOTAL CURRENT ASSETS                          13,643,353          17,324,180

Notes receivable                                       -           1,681,538
Vessels under capital lease, less
  accumulated  depreciation of
  $45,643,698 and $32,449,053                394,177,846         407,372,491
Capitalized financing fees and
  expenses, less accumulated
  amortization of $963,949
  and $685,291                                 1,636,855           1,915,513
                                             -----------         -----------

TOTAL ASSETS                                 409,458,054         428,293,722
                                             ===========         ===========


LIABILITIES AND SHAREHOLDERS EQUITY

CURRENT LIABILITIES

Accrued expenses and other current
  liabilities                                  2,230,328           2,300,568
Current installments of credit facility        3,363,076           6,726,152
                                             -----------          ----------

TOTAL CURRENT LIABILITIES                      5,593,404           9,026,720

Credit facility                              125,397,399         127,078,936

SHAREHOLDERS EQUITY

Common shares, par value $0.01
  per share:
Authorized and outstanding 17,100,000            171,000             171,000
Contributed capital surplus account          278,296,251         292,017,066
                                             -----------         -----------

TOTAL SHAREHOLDERS EQUITY                    278,467,251         292,188,066
                                             -----------         -----------

TOTAL LIABILITIES AND
SHAREHOLDERS' EQUITY                         409,458,054         428,293,722
                                             ===========         ===========

              CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
                              (in U.S. Dollars)

                                             JAN 1, 1999         JAN 1, 1998
                                           -SEP 30, 1999       -SEP 30, 1998

CHARTER HIRE REVENUE                          30,124,185          34,887,645

OPERATING EXPENSES:
Depreciation of vessels under
  capital leases                             -13,194,645         -13,194,645
Management fee                                  -562,500            -562,500
Administration expenses                          -68,314             -68,320
                                           -------------       -------------
OPERATING INCOME                              16,298,726          21,062,180


Interest income                                  341,304             709,718
Interest expense                              -6,959,688          -7,306,532
Other financial costs                           -316,158            -316,158
                                            ------------        ------------
NET INCOME                                     9,364,184          14,149,208
                                            ============        ============

              CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
                              (in U.S. Dollars)


                                             JAN 1, 1999         JAN 1, 1998
CASH FLOWS FROM OPERATING ACTIVITIES       -SEP 30, 1999       -SEP 30, 1998

Net Income                                     9,364,184          14,149,208

ITEMS TO RECONCILE NET INCOME TO NET CASH provided by operating activities:

Depreciation                                  13,194,645          13,194,645
Amortization of capitalized fees
  and expenses                                   278,658             278,658

CHANGES IN OPERATING ASSETS AND LIABILITIES:

Receivables                                    5,079,854           8,779,634
Accrued expenses and other current
  liabilities                                    -70,240             -32,587
                                             -----------          ----------
NET CASH PROVIDED BY OPERATING ACTIVITIES     27,847,101          36,369,558


CASH FLOWS FROM FINANCING ACTIVITIES

Repayments of loan                            -5,044,614          -5,044,614
Distribution to shareholders                 -23,085,000         -31,293,000
                                             -----------         -----------
Net cash used in financing activities        -28,129,614         -36,337,614


Net increase/decrease in cash and
  cash equivalents                              -282,513              31,944
Cash and cash equivalents at
  beginning of period                            315,223             217,374
                                              ----------         -----------
Cash and cash equivalents at end of period        32,710             249,318
                                              ==========         ===========

          CONSOLIDATED STATEMENT OF SHAREHOLDERS EQUITY (UNAUDITED)
                              (in U.S. Dollars)



                           ADDITIONAL   CONTRIBUTED
                SHARE      PAID-IN      CAPITAL       RETAINED
CAPITAL         SURPLUS    CAPITAL      ACCOUNT       EARNINGS      TOTAL

BALANCE AT
Dec 31, 1997     171,000   314,987,247            -            -  315,158,247

Reallocation
Share Premium          -  -314,987,247  314,987,247            -            -

Net income             -             -            -   17,385,820   17,385,820

Distribution
to shareholders        -             -  -22,970,180  -17,385,820  -40,356,000

BALANCE AT
Dec 31, 1998     171,000             -  292,017,067            -  292,188,067

Net income             -             -                -9,364,184    9,364,184

Distribution
to shareholders        -             -  -13,720,816   -9,364,184  -23,085,000

BALANCE AT
Sep 30, 1999     171,000             -  278,296,251            -  278,467,251
==============================================================================

                           SIGNATURES

         Pursuant to the requirements of the Securities Exchange
Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                  KNIGHTSBRIDGE TANKERS LIMITED
                          (registrant)




Dated:  November 2, 1999          By:  /s/  Ola Loventzon
                                       ___________________
                                       Ola Lorentzon
                                       Vice Chairman and
						   Chief Executive Officer
































                               12
01655002.ag9